Exhibit 99.1

KOLIBRI GLOBAL ENERGY INC. ANNOUNCES SPECIAL SHAREHOLDER MEETING RESULTS

November 25, 2025, THOUSAND OAKS, California – Kolibri Global Energy Inc. (the “Company” or “Kolibri”) (TSX: KEI, NASDAQ: KGEI) announces the results of the special general meeting of shareholders of the Company held in Westlake Village, California on November 25, 2025.

At the meeting, which was requisitioned by TFG Asset Management UK LLP, a shareholder of the Company, a majority of the Company’s shareholders in attendance in person or by proxy approved a resolution to alter the Notice of Articles of the Company to cap the number of common shares that the Company is authorized to issue at 37,367,894. The vote was conducted by a show of hands. The votes submitted on this matter by proxy were as follows:

	Proxy Votes	Percentage of Proxy Votes
Votes in Favour	17,981,023	78.05%
Votes Against	5,057,683	21.95%

The shares voted represent approximately 65% of the shares outstanding.

Shareholders are also requested to refer to the Report of Voting Results to be filed under the Company’s profile on SEDAR+.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil and gas. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613

Email: wregener@kolibrienergy.com

Website: www.kolibrienergy.com